FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of November 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Second largest EMV country worldwide to adopt Gemplus’ technology

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: November 14, 2003

	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Second largest EMV country worldwide to adopt Gemplus’ technology

Luxembourg, 14 November 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, has been chosen by JCB to supply multi-application EMV(1) microprocessors equipped with JCB’s EMV application, J/Smart, to the major international credit card brand and largest card issuer in Japan. Japan currently issues more EMV cards than any other country worldwide except the UK.

As part of its successful bid to supply smart cards for the next generation J/Smart, which is fully compliant with EMV 2000, Gemplus is to design a special microprocessor native DDA/CDA(2) card. This solution is equipped with multiple applications developed by Gemplus which will enable JCB to offer EMV compliant applications with DDA/CDA functions and loyalty applications.

“We need to ensure that our customers have a seamless experience when we switch their cards to EMV. This will enable customers to use their cards globally and have the added security and protection against fraud offered by smart cards. Gemplus’ technical innovation, experience and support showed us that it can provide not only a solution that our customers can use today, but also allow them to take advantage of the specialised applications we will be offering in the future. For this reason, Gemplus is a key global partner for us,” commented Masahiro Omoto, Executive Vice President & General Manager, Advanced Technologies Department, JCB Co., Ltd.

Toppan Printing Co., a strategic alliance partner of Gemplus in Japan, will take the order from JCB and deliver the cards in accordance with the current business scheme. Gemplus will supply the microprocessor modules to Toppan Printing Co. Additionally, Toppan Printing Co. will provide the personalization services associated with the issuance of the card and, in doing this, may take advantage of Toppan Gemplus Services Ltd.’s personalization bureau, which is jointly owned by Toppan and Gemplus, and is based in Tokyo.

“Japan is a major market for us and it is a privilege for us to have been selected as a major supplier by JCB. JCB provides high-quality payment and T&E services as the largest card issuer in Japan. As a major international payment brand, JCB plays an important role in encouraging EMV migration worldwide. As such, we are proud that Gemplus technology will contribute in positioning JCB as one of the most powerful and high-quality payment service providers in the world. Our successful partnership with Toppan has enabled us to prove the strength of our ability to provide solutions on a global scale but still deploy and customise them for local adoption. This has resulted in a multi-application solution that JCB will be able to leverage for the future,” said Akio Kondo, President and Representative Director of Gemplus Japan.

The new EMV 2000 compliant cards, equipped with J/Smart, are expected to reach the market in 2004.

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Note to Editors:

(1) EMV: EMV is a smart card standard that was created in 1996 by Europay, MasterCard and Visa. The payment associations specify that, by 2005, all debit and credit cards in Europe must be smart cards rather than magnetic stripe cards. Visa and MasterCard Europe have put in place a number of incentives to ensure that banks across Europe manage to meet the deadline. The EMV standard is recognized internationally, guaranteeing worldwide interoperability and security.

(2) DDA/CDA: Dynamic Data Authentication/ Combined DDA

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

About JCB Co., Ltd.

JCB is one of the five international payment brands, and is the largest card issuer and acquirer in Japan. JCB launched its card business in 1961 and began expanding overseas in 1981. Its merchant network includes 11 million merchants and spans 189 countries and territories, and serves over 48 million card members worldwide. As part of its international growth strategy, JCB has formed alliances with more than 300 leading banks and financial institutions globally to increase its card member and merchant coverage. For further information, please visit the JCB International homepage at http://www.jcbinternational.com.

About Toppan Printing Co., Ltd.

Toppan was established in 1900 and is one of the largest printing companies in the industry. Toppan bases its operation in printing technology, doing business in a large variety of fields including securities, cards, business printing, publication printing, packages, industrial material, electronics and E-business. As a comprehensive communication industry based on printing technology, Toppan also enjoys abundant achievements.

For more information, visit our website http://www.toppan.co.jp/english/

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Contact details:

Julian Hirst Gemplus FSS PR	Tel: +33 (0)442364198 Mobile: +33 (0) 685948414 Julian.hirst@gemplus.com

Vanessa Clarke Edelman PR	Tel: +44 (0)20 7344 1349 Mobile : +44 (0) 7730 989698 vanessa.clarke@edelman.com

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